Copa Holdings Reports Net Profit of $74.3 million and EPS of $1.75 for the First Quarter of 2020

Panama City, Panama --- May 6, 2020.  Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the first quarter of 2020 (1Q20). The terms “Copa Holdings" and "the Company" refer to the consolidated entity.  The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the first quarter of 2019 (1Q19).

OPERATING AND FINANCIAL HIGHLIGHTS

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Due to air travel restrictions implemented in response to the Covid-19 outbreak, the Company was forced to temporarily suspend all commercial flights on March 22nd, 2020.  The Company currently expects to re-start a scaled-down operation on June 1st, 2020, although this date could be delayed as a result of further travel restrictions.

▪	For 1Q20, Copa Holdings reported net profit of US$74.3 million or earnings per share (EPS) of US$1.75, as compared to net profit of US$89.4 million or earnings per share of US$2.11 in 1Q19.
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Operating profit for 1Q20 came in at US$98.7 million, representing a 12.6% decrease from operating profit of US$112.9 million in 1Q19.  Operating margin for 1Q20 came in at 16.6%, compared to an operating margin of 16.8% in 1Q19.

▪	For 1Q20, consolidated passenger traffic decreased 16.3% on a 14.4% capacity reduction. As a result, consolidated load factor for the quarter decreased 1.9 percentage points to 81.5%.
▪	Total revenues for 1Q20 decreased 11.4% to US$595.5 million. Yield per passenger mile increased 5.8% to 12.8 cents and RASM came in at 10.8 cents, or 5.8% higher than 1Q19.
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Operating cost per available seat mile (CASM) increased 3.8%, from 8.7 cents in 1Q19 to 9.0 cents in 1Q20.  CASM excluding fuel costs increased 8.0% from 6.1 cents in 1Q19 to 6.6 cents in 1Q20, mainly as a result of flight cancellations in March due to the Covid-19 outbreak and, later in the month, the unexpected grounding of the Company´s fleet, resulting in a significant year over year capacity reduction.

▪	During 1Q20 the Company drew US$145 million from its available short-term lines of credit.
▪	Cash, short-term and long-term investments ended the quarter at US$ 1.13 billion, representing approximately 43% of the last twelve months’ revenues.
▪	Copa Holdings ended the quarter with a consolidated fleet of 102 aircraft – 6 Boeing 737MAX9s, 68 Boeing 737-800s, 14 Boeing 737-700s, and 14 Embraer-190s.

Subsequent Events

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Given the uncertainty related to the Covid-19 crisis, including the effect on future air travel demand, on April 26, 2020 our Board of Directors postponed dividend payments for the remaining quarters of 2020.

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Throughout the month of April, the Company obtained unsecured, committed credit facilities with three local banks, for an aggregate amount of US$150 million dollars.  These facilities remain unutilized.

▪	On April 30, 2020, the Company further bolstered its cash position by successfully closing a US$350 million convertible senior notes offering, maturing in 2025.

(1)Adjusted CASM, Adjusted CASM Excl. Fuel, Adjusted Operating Profit, Adjusted Net Profit, Adjusted Operating Margin and Adjusted EPS for 4Q19, exclude non-cash charges associated with the Embraer 190 Fleet impairment.

Note:  Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

MANAGEMENT’S COMMENTS ON 1Q20 RESULTS

Copa Holdings’ delivered strong results for the months of January and February.  In the second week of March, the Company started seeing significant weakness in demand, as the first cases of Covid-19 were detected in our region. Furthermore, in an effort to slow-down the outbreak, many governments, including the government of Panama, imposed travel restrictions which led to the suspension of all of our flights on March 22nd.

Consolidated operating revenues decreased 11.4% to US$595.5 million during the quarter as a result of the 14.4% capacity decrease.  Load factor came in at 81.5%, or 1.9 percentage points below 1Q19. Yields came in 5.8% higher year-over-year at 12.8 cents.  Passenger revenues per ASM (PRASM) increased 3.5% to 10.5 cents.

Operating expenses for 1Q20 decreased 11.2% to US$496.8 million, driven by lower capacity, while operating expenses per ASM (CASM) increased 3.8% to 9.0 cents. Excluding fuel costs, unit costs increased 8.0% to 6.6 cents, mainly as a result of the disruptions and eventual suspension of our operations due to the Covid-19 crisis.

Aircraft fuel expense decreased 19.5% or US$33.2 million compared to 1Q19, as a result of lower volume consumed and lower jet fuel prices. The Company’s effective jet fuel price decreased 6.7%, from an average of US$2.09 per gallon in 1Q19 to US$1.95 per gallon in 1Q20.

The Company recorded non-operating expense of US$15.7 million for 1Q20, compared to non-operating expense of US$14.8 million for 1Q19. Non-operating expense for 1Q20 includes a net interest expense of US$4.8 million and a US$10.9 million translation loss due to foreign currency fluctuations, while 1Q19 non-operating expense includes a net interest expense of US$8.1 million, and a US$6.0 million translation loss due to foreign currency fluctuations.

Copa Holdings closed the quarter with US$ 1.13 billion in cash, short-term and long-term investments, representing approximately 43% of last twelve months´ revenues.

Total debt at the end of 1Q20 amounted to US$1.17 billion compared to US$1.06 billion at the end of 2019.

The Company has a very solid business model, which is based on operating the best and most convenient network for intra-Latin America travel from its Hub of the Americas® based in Panama’s advantageous geographic position, with the region’s lowest unit costs, best on-time performance, and strongest balance sheet. Going forward, the Company believes that its Hub of the Americas® will be an even more valuable source of strategic advantage, especially if fewer intra Latin America markets are able to sustain direct point to point service.  We believe our hub will be the best positioned to serve these markets. The company expects to leverage its strong balance sheet, leading liquidity position and lower cost base to continue strengthening its long-term competitive position and to implement initiatives to further strengthen its network and product in the post Covid-19 world.

OUTLOOK FOR 2020

As a result of the uncertainty regarding the Covid-19 crisis and the possible impact of further travel restrictions, the company is not providing financial guidance for 2020.

In terms of capacity, and depending on Covid-19 developments, including government restrictions and travel demand, among others, the Company now expects to restart operations on June 1st, 2020.  We estimate that operations will initially represent only 12% of our 2019 capacity, gradually ramping up to 40% by the end of the year.

Considering recent actions to reduce our fixed expenses, we estimate our monthly cash burn to be around $85 million per month under a zero-revenue environment.  This cash burn comprises our operational outflows (including our expectation for the cash reimbursement of passenger tickets), our revised capital expenditures and our financial obligations.  Assuming a restart of operations as indicated in the capacity plan described above, we expect our monthly cash burn for the remainder of 2020 to be reduced to approximately $70 million.

CONSOLIDATED FIRST QUARTER RESULTS

Operating revenue

Consolidated revenue for 1Q20 totaled US$595.5 million, an 11.4% or US$76.7 million decrease from operating revenue of US$672.2 million in 1Q19, due to an 11.4% or US$74.1 million decrease in passenger revenue.

Passenger revenue totaled US$574.7 million, a decrease of 11.4% from passenger revenue of US$648.8 million in 1Q19, related to the capacity reduction.  A 5.8% increase in passenger yields, offset by a 1.9 percentage point decrease in load factor resulted in a 3.5% increase in PRASM.

Cargo and mail revenue totaled US$13.0 million in 1Q20, a 15% decrease over 1Q19 due to less cargo volume due to the capacity reduction.

Other operating revenue totaled US$7.8 million in 1Q20, a 3.4% decrease over other operating revenue of US$8.1 million in 1Q19.

Operating expenses

For 1Q20, operating expenses decreased 11.2% to US$496.8 million, representing operating cost per available seat mile (CASM) of 9.0 cents. Operating cost per available seat mile, excluding fuel costs (CASM Excl. Fuel), increased 8.0% from 6.1 cents in 1Q19 to 6.6 cents in 1Q20.

Fuel totaled US$137.0 million, a US$33.2 million or 19.5% decrease over aircraft fuel expense of US$170.2 million in 1Q19.  This decrease was a result of 13.8% fewer gallons consumed as a result of the capacity reduction, and a 6.7% lower average price per gallon of jet fuel (all-in), which averaged US$1.95 in 1Q20, compared to US$2.09 in 1Q19.

Wages, salaries, benefits and other employees' expenses totaled US$110.3 million, a 3.0% decrease over salaries and benefits of US$113.7 million in 1Q19. This was mainly driven by less variable compensation, given the capacity reduction year over year.

Passenger servicing totaled US$21.9 million, a 14.4% decrease over passenger servicing of US$25.6 million in 1Q19.  This decrease resulted primarily from less passengers flown, given the capacity reduction.

Airport facilities and handling charges totaled US$40.4 million, an 11% decrease over US$45.4 million in 1Q19. This was primarily a result of the flight reductions.

Sales and distribution totaled US$42.0 million, a 20.9% decrease from an expense of US$53.1 million in 1Q19. This decrease was mainly due to lower sales due to the Covid-19 crisis.

Maintenance, material and repairs totaled US$27.1 million, a 3.2% decrease from maintenance, material and repairs of US$28.0 million in 1Q19.  The decrease was the result of fewer flight hours and departures due to the suspension of operations.

Depreciation and amortization totaled US$66.4 million in 1Q20, a 2.7% decrease from depreciation of US$68.2 million in 1Q19, mainly due to less depreciation year over year related to the Embraer fleet, and lower aircraft lease rates.

Flight operations decreased 8.3%, from US$25.9 million in 1Q19 to US$23.7million in 1Q20, mainly as a result of less departures due to the suspension of operations.

Other operating and administrative expenses totaled US$28.0 million in 1Q20, a decrease of 4.4% vs. 1Q19, mainly as a result of lower sales and revenues.

Non-operating Income (Expense)

Consolidated non-operating income (expense) resulted in a net expense of US$15.7 million in 1Q20, compared to a net expense of US$14.8 million in 1Q19.

Finance cost totaled US$11.1 million in 1Q20, a 20.9% decrease over US$14.0 million in 1Q19, mainly due to lower average debt balance and lower interest rates.

Finance income totaled US$6.3 million, a 6.2% increase over US$6.0 million in 1Q19, as a result of a higher investment balance.

Gain (loss) on foreign currency fluctuations totaled an US$11.0 million loss, compared to a US$6.0 million gain in 1Q19.  This translation loss was mainly driven by fluctuations in the Brazilian Real and Colombian Peso.

Other non-operating income (expense) had no effect in 1Q20 compared to a net expense of US$0.8 million in 1Q19.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 80 destinations in 33 countries in North, Central and South America and the Caribbean with a modern fleet consisting of 102 aircraft: 6 Boeing 737MAX9s, 82 Boeing 737NG aircraft and 14 EMBRAER-190s. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: 011 507 304-2774

www.copa.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: Adjusted Operating CASM Excluding Fuel, Adjusted Operating Profit, Adjusted Net Profit, and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating profit and net profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures: